Exhibit 99.2

AMENDMENT NO. 1 TO THE

NEWEGG COMMERCE, INC.

2021 EQUITY INCENTIVE PLAN

WHEREAS, Newegg Commerce, Inc., a business company incorporated with limited liability under the laws of the British Virgin Island (the “Company”), maintains the Newegg Commerce, Inc. 2021 Equity Incentive Plan (the “Plan”); and

WHEREAS, the Company has determined that, subject to and effective upon shareholder approval of the same, the Plan should be amended to increase the aggregate number of common shares of the Company, par value $0.021848 per share, which may be issued pursuant to awards granted thereunder by 9,000,000 shares.

NOW, THEREFORE, subject to and effective upon shareholder approval of the same, the Plan is hereby amended as follows:

Subsection (a) of Section 5 of the Plan is deleted in its entirety and replaced with the following:

(a) Aggregate Limits. The aggregate number of Common Shares issuable under the Plan shall be equal to 16,374,900 (collectively, the “Share Pool”). The aggregate number of Common Shares available for grant under this Plan and the number of Common Shares subject to Awards outstanding at the time of any event described in Section 16 shall be subject to adjustment as provided in Section 16. The Common Shares issued pursuant to Awards granted under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market or in private transactions.

IN WITNESS WHEREOF, this Amendment to the Plan is executed effective as stated above.

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NEWEGG COMMERCE, INC.,
a British Virgin Islands corporation

By:	/s/ Robert Chang
Name:	Robert Chang
Title:	Chief Financial Officer